Sit U.S. Government Securities Fund

(SNGVX)

August 2009

The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Investment Philosophy, Objective and Strategy

- The Sit U.S Government Securities Fund ("Fund") seeks to attain consistent, superior risk-adjusted returns using a conservative investment approach. The objective is to provide high current income and safety of principal by investing exclusively in U.S. government securities which are issued, guaranteed or insured by the U.S. government or its agencies or instrumentalities.

- Fund managers search for securities providing high current income relative to yields currently available in the market. Considerations include their economic outlook, prepayment risk, yield, maturity and liquidity. We favor **seasoned, high-coupon, mortgage pools with stable prepayment histories**. Managers attempt to maintain an average effective duration for the portfolio of approximately 2 to 5 years.

- The Fund has never had a negative annual return since inception (rolling annual returns at month end).

Risk Management

Risk management is a very important factor in achieving the high risk/adjusted returns that we seek. We monitor portfolio interest rate related risks by measuring traditional durations based on bond maturities and adjusted durations based on the expected average lives of individual securities. We do not substantially shift portfolio durations with the expectation that there is substantial value added from aggressive duration shifts.

Primary fixed income risks:

- Interest Rate Risk: We generally keep our duration relatively close to the Barclays Intermediate Government Bond Index's duration. The Fund's duration is kept within 20% of benchmark.
- Credit Risk: Minimal. All securities are U.S. Treasury/Agency issues.
- Prepayment Risk: The mortgages we favor are seasoned, high coupon securities which have relatively stable and predictable prepayment characteristics. They also have relatively short durations and therefore do not have the price risk of more traditional MBS issues.
- Yield Curve Risk: We do not make "bets" on the expected shape of the yield curve. Our outperformance comes from strong risk-adjusted return from an emphasis on income, not on the direction of interest rates.
- Call Risk: Minimal. The Fund rarely uses callable securities.

Sit U.S. Government Securities Fund

SECTOR WEIGHTINGS

	12/95	12/96	12/97	12/98	12/99	12/00	12/01	12/02	12/03	12/04	12/05	12/06	12/07	12/08	07/09	Lehman Interm Gov't. Index 7/31/09
U.S. Treasury Bonds	9.1 %	23.8 %	8.4 %	24.6 %	15.3 %	6.4 %	1.0 %	6.5 %	5.7 %	5.1 %	2.0 %	3.7 %	19.7 %	1.7 %	5.3 %	71.0 %
U.S. Agency Bonds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.4	2.7	3.9	0.8	0.5	0.0	0.4	29.0
Collateralized Mortgage Obligations	7.3	7.7	16.5	7.9	14.9	27.9	44.9	32.5	19.7	25.2	30.8	35.3	34.1	32.5	34.3	0.0
TIPS	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
Mortgage Pass-Through Securities	78.9	67.4	73.2	64.9	69.6	63.7	48.9	54.7	66.1	64.3	62.1	59.1	40.4	65.3	58.8	0.0
Asset Backed Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	1.4	0.0
Mutual Funds	0.0	0.0	1.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
Cash	4.7	1.1	0.4	2.6	0.2	2.0	5.2	6.3	6.1	2.7	1.2	1.1	5.3	0.5	1.0	0.0
Totals	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
Sit Gov't. Fund Quality	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	
Sit Gov't. Fund Duration	2.6 Yr	3.5 Yr	2.7 Yr	2.6 Yrs	3.1 Yrs	3.2 Yrs	2.4 Yrs	1.9 Yrs	2.5 Yrs	2.7 Yrs	2.9 Yrs	3.0 Yrs	2.9 Yrs	2.2 Yrs	2.0 Yrs	
Lehman Interm. Gov't. Duration	3.0 Yr	3.0 Yr	3.0 Yr	3.2 Yrs	3.1 Yrs	3.2 Yrs	3.3 Yrs	3.2 Yrs	3.4 Yrs	3.4 Yrs	3.3 Yrs	3.3 Yrs	3.4 Yrs	3.6 Yrs	3.6 Yrs	
Sit Gov't. Fund 30-Day SEC Yield	6.5 %	6.1 %	5.7 %	5.3 %	6.1 %	6.3 %	5.2 %	3.5 %	2.8 %	3.5 %	4.4 %	5.0 %	4.5 %	5.2 %	4.6 %	
Lehman Interm. Gov't. Yield	5.4 %	6.1 %	5.8 %	4.8 %	6.5 %	5.5 %	3.9 %	2.3 %	2.7 %	3.5 %	4.5 %	4.8 %	3.6 %	1.5 %	2.0 %	

Recent Prepayment Experience

Prepayments remain stable during the credit crisis



35
30
25
20
15
10
5
0
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Mar-09
May-09
Jul-09
Fannie Mae 30-Year 1-month CPR
Sit 1-month CPR

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Sit U.S. Government Securities Fund title page.

Seasoned Mortgages Have Lower Prepayment Experience



Mortgage Rates Fell 2% Between December 2000 and July 2003
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
% Constant Prepayment Rate (CPR)
FNMA
Sit
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
Oct-02
Dec-02
Feb-03
Apr-03
Jun-03
Fannie Mae 30 Year (7.0%)
Sit (9.2%)

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Sit U.S. Government Securities Fund title page.

Simplified Mortgage Example

Sit invests primarily in seasoned high coupon mortgages.

Coupon	Purchase Cost	–	Par	=	Premium Paid
8%	$105,000	–	$100,000	=	$5,000

One Year Profit/Loss Scenarios

		Interest Received	–	Premium Loss	=	Profit	Profit / Cost
1)	Nobody refinances	$8,000	–	$0	=	$8,000	7.62%
2)	One-fifth is refinanced after 6 months	$7,200	–	$1,000	=	$6,200	5.90%
3)	Half is refinanced after 6 months	$6,000	–	$2,500	=	$3,500	3.33%
4)	All is refinanced after 6 months	$4,000	–	$5,000	=	-$1,000	-0.95%

Sit U.S. Government Securities Fund Income

As of 7/31/09



9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
12 Month Distribution Rate
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
12 Month Distribution Rate
30-Day SEC Yield
2-Year U.S. Treasury Yield

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Sit U.S. Government Securities Fund title page.

Sit U.S. Gov't Securities Fund Historical Net Asset Value vs. Barclays 10-Year Treasury Index

As of July 31, 2009



Less Risk:
Sit US Gov't Fund, Standard Deviation = 1.83
More Risk:
Barclays 10-Yr. Treasury, Standard Deviation = 2.84
Base Price ($)
115.0
110.0
105.0
100.0
95.0
90.0
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Sit U.S. Gov't Securities Fund Base Price
Barclays 10-Year Treasury Index Base Price

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Sit U.S. Government Securities Fund title page.

Sit U.S. Government Securities Fund - Net of Fees

(As of 7/31/09)



YTD
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
7/31/09
Total Return (%)
12.0
9.0
6.0
3.0
0.0
1.8
0.5
11.5
10.8
5.0
5.1
8.2
6.7
6.5
7.0
1.4
3.0
9.1
8.2
8.6
8.5
5.8
6.0
1.2
2.0
3.4
1.1
2.5
1.7
4.1
4.1
6.9
7.1
5.1
6.7
5.5
0.7
Sit U.S. Government Securities Fund
Barclays 1-3 Year Government

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Sit U.S. Government Securities Fund title page.

Sit U.S. Government Securities Fund - Net of Fees

(As of 7/31/09)


1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
YTD 7/31/09
Total Return (%)
12.0
9.0
6.0
3.0
0.0
1.8
4.5
11.5
5.8
5.0
5.3
8.2
5.3
6.5
5.0
1.4
4.9
9.1
6.2
8.6
3.5
5.8
1.7
1.2
1.0
3.4
1.4
2.5
3.3
4.1
5.0
6.9
4.6
5.1
1.4
5.5
0.1
Sit U.S. Government Securities Fund
3 Month Treasury Bill

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Sit U.S. Government Securities Fund title page.

Sit U.S. Government Securities Fund Protects Against Down Bond Markets

The only mutual fund to provide positive calendar year returns each year since inception (1987).

Annual Returns

All positive annual returns (from each month end).

High	1991	12.97%
Low	2003	1.19%

Quarterly Returns

Positive calendar-quarter returns 95% of the time.

High	(4Q87)	6.14%
Low	(3Q87)	-1.07%

Sit U.S. Government Securities Fund
Quarterly Rates of Return
(Performance Statistics Are After Investment Management Fees)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987		1.00*	-1.07	6.14	6.05
1988	4.10	1.27	1.63	0.67	7.86
1989	1.45	4.72	1.27	3.21	11.04
1990	0.32	4.02	1.44	4.83	10.97
1991	2.54	1.05	4.73	4.01	12.87
1992	-0.77	3.50	2.13	0.52	5.43
1993	2.77	1.90	1.26	1.23	7.34
1994	0.19	-0.02	1.07	0.51	1.77
1995	2.85	3.26	1.98	2.95	11.50
1996	0.42	0.66	1.69	2.14	4.99
1997	0.00	3.00	3.04	1.95	8.19
1998	1.39	1.70	2.34	0.94	6.52

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1999	0.00	0.04	0.85	0.47	1.37
2000	1.53	1.72	2.19	3.42	9.15
2001	2.63	1.59	3.17	0.91	8.56
2002	0.72	2.33	1.87	0.77	5.79
2003	0.53	0.23	0.00	0.42	1.19
2004	1.52	-0.58	1.87	0.52	3.35
2005	0.13	1.97	-0.17	0.55	2.49
2006	0.09	0.43	2.33	1.26	4.13
2007	1.67	0.12	2.43	2.55	6.92
2008	3.05	-0.17	0.99	1.19	5.13
2009	2.12	1.78			

*Return is from 6/2/87 through 6/30/87

Historic Interest Rate Levels



10-Year U.S. Treasury
As of July 31, 2009
Yield
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
Jun-91
Jun-92
Jun-93
Jun-94
Jun-95
Jun-96
Jun-97
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07
Jun-08
Jun-09

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Sit U.S. Government Securities Fund title page.

Sit U.S. Government Securities Fund

- Positive annual returns since inception in 1987
- Long-Tenured Managers
- Low duration, high income strategy
  - ❖ 2.0 year effective duration (7/31/09)
  - ❖ 4.64% 30-Day SEC Yield (7/31/09)

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Sit U.S. Government Securities Fund title page.

Portfolio Managers, Analysts and Key People

Sit U.S. Government Securities Fund

Name	*Title/Position*	*Years Experience*	*Years with Firm*
Michael C. Brilley	*President & Senior Portfolio Manager*	*40*	*24*
Bryce A. Doty	*Senior V.P. & Senior Portfolio Manager*	*17*	*13*
Mark H. Book	*V.P. & Portfolio Manager*	*21*	*9*
Jessica A. Mahlberg	*Research Associate (securities analysis, trading)*	*5*	*2*
Brian R. Gilbert	*Computer Decision Support Associate (quantitative support)*	*13*	*14*
Marci A. Lorge	*Senior Client Administrator (assistant and money market trader)*	*20*	*20*